Paul Hastings LLP
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San Francisco, California  94105-3441
telephone (415) 856-7000
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www.paulhastings.com

November 29, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on October 26, 2011 by Mr. B. Howell of the Securities and Exchange Commission’s (the “Commission”) staff with respect to the Registrant’s Post-Effective Amendment No. 49 filed on September 15, 2011, which contained disclosure with respect to a proposed new series of the Registrant, Matthews Asia Strategic Income Fund (the “Fund”).  Changes to the Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 50 (“PEA No. 50”) filed on or about November 29, 2011.

Those comments are repeated below and organized in the same fashion as presented by Mr. Howell.

1.	Comment: Please revise the Fund’s investment objective to convey that the Fund primarily seeks income rather than seeking both total return and income because total return already includes income.

Response:  Comment accepted.  The Registrant has revised its investment objective to state that it will emphasize income as part of its seeking long-term total return.

2.	Comment: Please remove the footnote to the Example of Fund Expenses because that is not permitted in Form N-1A.

Response:  Comment accepted.  The Registrant has removed that footnote.

3.
Comment:  Please shorten the description of the Fund’s principal investment strategy; much of the detailed discussion should be moved back into the statutory prospectus rather than contained in the summary.

Response:  Comment accepted.  The Registrant has moved the more detailed discussion of the principal investment strategy to the statutory prospectus and condensed the disclosure remaining in the summary.

Securities and Exchange Commission
November 29, 2011

4.	Comment: Please provide a more complete definition of Asia in the summary such as is used in the statutory prospectus.

Response:  Comment accepted.  Disclosure has been added to the summary that lists the countries included within Asia, as used by the Fund.

5.
Comment:  Under the “Principal Investment Strategy” section, the reference to the Fund’s investing “across . . . the capital structure” should be explained further because that phrase may not be readily understood by investors.

Response:  Comment accepted.  The disclosure in that section has been revised to explain in a more understandable manner that the Fund may invest in various parts of a Company’s capital structure including debt, equity and securities with features of both types of securities.

6.	Comment: Under the “Principal Investment Strategy” section, please describe the 80% test as applying to net assets rather than total net assets.

Response:  Comment accepted.  The disclosure has been revised accordingly.

7.
Comment:  Under the “Principal Investment Strategy” section, please explain whether derivatives will be used by the Fund to satisfy the 80% names rule test and, if so, how those derivatives will be valued for that purpose.

Response:  Comment accepted.  The disclosure under the referenced section has been revised to state that derivatives with fixed-income characteristics will count toward that 80% level, and be valued for that purpose using their notional value.

8.
Comment:  Under the “Principal Investment Strategy” section, please revise the sentence disclosing the portion of the Fund’s total assets that may be invested in the securities of one Asian government and country to reverse the order of the percentages to make the limits more understandable.

Response:  Comment accepted.  That sentence has been revised accordingly.

9.
Comment:  Under the “Principal Investment Strategy” section, it is stated that “[a] company is considered to be [‘]located[’] in a country if it (i) is organized under the laws of that country . . . [or] (iii) has the primary trading markets for its securities in that country . . .”  Please supplementally explain why being organized under the laws of a country or having the primary trading markets for its securities in a country can each independently indicate that a company is exposed to the economic fortunes and risks of that country and should be considered to be “located” in that country.

Response:  In the experience of the manager of the Fund (the “Manager”), companies organized in Asian countries in which the series of the Registrant invest (“Eligible Asian Countries”), are subject to substantial rules, regulations and controls of such countries, including those regulating business activities, currency restrictions, ownership structure, corporate governance and other aspects.  Accordingly, unlike in certain other offshore jurisdictions, such as the Cayman Islands, the organization of a company under the laws of an Eligible Asian Country is usually a strong indication that there is a significant economic relationship between the company and that country.  Similarly, in the experience of the Manager, a substantial portion of the investors in a company having its primary trading markets for its securities in an Eligible Asian Country will be influenced by local economic conditions and investment climate.  As a result, the performance of an investment in such a company is typically significantly influenced by the economic conditions and investment climate of that country.  Accordingly, having the primary trading market for a company’s securities in an Eligible Asian Country typically signifies a close tie between that country and the performance of an investment in the company.

Securities and Exchange Commission
November 29, 2011

10.
Comment:  Under the “Principal Investment Strategy” section, please move the detailed explanation of the Manager’s investment process to a later portion of the statutory prospectus rather than the summary.

Response:  Comment accepted.  That detailed disclosure has been moved as requested, and a short summary description has been used in the summary instead.

11.	Comment: Under the “Principal Investment Strategy” section, please make more prominent the disclosure about the use of derivatives.

Response:  Comment accepted.  That disclosure has been moved up in the section and will appear more prominently because the disclosure appearing before it has been substantially shortened.

12.
Comment:  Under the “Principal Risks of Investment” section please emphasize in the item related to high yield bonds that issuers of junk bonds are less financially secure and less able to repay these bonds.

Response:  Comment accepted.  Although the high yield risk factor already contains disclosure substantially to that effect, it has been revised slightly to repeat the term “junk bonds” and to clarify that comparison to investment-grade securities.

13.	Comment: Under the “Portfolio Managers” section, please remove the cross reference to other sections of the summary.

Response:  Comment accepted.  That cross reference has been removed.

14.
Comment:  Under the section entitled “Purchase and Sales of Fund Shares,” please remove the two sentences stating that transactions will be processed at the net asset value per share and explaining when the net asset value will be calculated.

Response:  Comment accepted.  Those sentences have been removed.

15.	Comment: In the statement of additional information, please correct the one reference to the “Asia ex-Japan” universe to conform to the prospectus disclosure that includes Japan.

Response:  Comment accepted.  That reference has been revised accordingly.

*     *     *     *     *

Securities and Exchange Commission
November 29, 2011

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

 cc:  Matthews International Capital Management, LLC